Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED DECEMBER 31, 2004

Results of operations – management discussion

Three months ended December 31, 2004 versus quarter ended December 31, 2003

Reclassification of Prior Year Balances

Certain reclassifications have been made to the consolidated financial statements for the three months ended December 31, 2003 to conform to the presentation in the 2004 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues and are presented in 2004 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses and is presented separately in 2004 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses and are presented in 2004 under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income and is presented in 2004 under Expenses in the consolidated income statements.

Voyage revenues

Voyage revenues from vessels were $94.0 million during the quarter ended December 31, 2004 as compared to $63.5 million during the quarter ended December 31, 2003, an increase of $30.5 million or 48.0%. The number of available days actually decreased by 15 days representing the disposal of the Toula Z two weeks before the year end (the addition of the La Madrina in the first quarter of 2004, being offset in terms of days by the disposal of the Liberty in Quarter 2). The average number of vessels, therefore, remained relatively constant at an average of 26.8 vessels in the fourth quarter 2004 compared to an average of 27.0 vessels in the fourth quarter 2003.

The primary reason for the increase in revenue was due to the continuous strengthening of the freight market, mainly as a result of continued demand from the Far East. In fact, the fourth quarter saw a spike in freight rates not seen for many years. Although 436 more days were employed in time charters than the equivalent period (which earn a lower rate than spot related charters), four of the vessels on time-charter (368 days) were on a profit-sharing arrangement taking advantage of the increased rates, and the remaining eleven vessels of the fleet were either on spot or continuous employment at rates totally dependent on the market.

The average time charter equivalent rate (revenue less voyage expenses) per vessel for the quarter was $35,400 per day compared to $23,472 for the previous year. All tanker categories achieved good average rates during the fourth quarter as follows

(last year’s fourth quarter averages in parentheses):- VLCCs earned an average $70,053 ($35,500), Suezmaxes $35,858 ($27,670), Aframaxes $42,460 ($26,600), Panamaxes $25,961 ($21,496), and Product Carriers $15,538 ($14,337).

The VLCC La Madrina, which was acquired in January, continued operating in the spot market, achieving an average TCE of $104,607 during the quarter, which represents $10.3 million or 11% of the total net (after commission) revenue of the Company.

Total productivity achieved by the fleet in the fourth quarter 2004 was 98.1% compared to 94.7% for the fourth quarter of 2003. Days lost in the fourth quarter related mainly to the voyage of the Bregen on route for its special survey. There was no actual survey related dry-docking performed during the period. In the same quarter last year, one vessel was undergoing survey related dry docking repairs.

Commissions.

Commissions were $3.8 million, or 4.1% of revenue from vessels, during the quarter ended December 31, 2004, compared to $3.1 million, which was 4.9% of revenue from vessels, for the quarter ended December 31, 2003. The decrease was due to changes in employment of three vessels where brokerage participation was less, and to the impact of the La Madrina which incurred less than average commission costs.

Voyage expenses.

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $9.3 million during the quarter ended December 31, 2004, compared to $9.5 million during the prior year, a 1.9% decrease. Total operating days on spot charter and contract of affreightment decreased from 1,086 days in the fourth quarter of 2003 to 767 days in the fourth quarter of 2004. However, bunker prices were approximately 5% higher in Quarter 4 2004 compared to the previous year’s period.

Charter hire expense.

During the fourth quarter 2003 two suezmaxes were sold and leased back as the Cape Baker and Cape Balboa. In the fourth quarter of 2004, the two suezmaxes were chartered-in for the entire period amounting to $1.4 million more hire expense than in the previous year’s quarter. However, the fourth quarter 2003 also included $0.4 million for the temporary charter-in of a product carrier which was returned to owners prior to the end of 2003. There was also higher expense relating to the charter-in of the Olympia.

Vessel operating expenses.

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total operating costs were $15.0 million during the quarter ended December 31, 2004 as compared to $15.3 million during quarter ended December 31, 2003, a decrease of 2.1%. While the impact of the addition of the VLCC La Madrina increased operating expenses, this has been offset by relative savings on other vessels.

Vessel operating expenses per ship per day for the those vessels in the fleet incurring operating expenses increased from $6,642 for the quarter ended December 31, 2003 to $7,041 for the quarter ended December 31, 2004, a 6.0% increase, due to the addition of the VLCC, the continued pressure of the fall in value of the dollar by approximately 10% against the Euro over the year, which impacted the cost of crew in particular, and increases in insurance costs and the price of lubricants. Average daily costs have also increased due to extra repairs and spares for the Panos G as the vessel approached its final special survey in the following quarter, when in fact it was sold, and generally there was considerable expenditure on spares and repairs during the quarter, especially on the older vessels after a period of high productivity.

Depreciation.

Depreciation was $8.9 million during the quarter ended December 31, 2004 compared to $8.6 million during the quarter ended December 31, 2003, an increase of only 3.5%, due mainly to the addition of the La Madrina in 2004, offset by the sale of the suezmaxes in the fourth quarter 2003, which are now operating as chartered-in vessels, and the Liberty in 2004.

Amortization of deferred charges.

We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended December 31, 2004 amortization of deferred drydocking charges was $1.8 million compared to $1.9 million during the quarter ended December 31, 2003, a decrease of 5.5%. In the period between the fourth quarter 2003 and fourth quarter 2004, only one vessel underwent a dry-docking, while two vessels amortizing deferred charges were sold, resulting in the small decrease in amortization.

Provision for doubtful receivables.

There was a further net increase in the provision for doubtful receivables during the fourth quarter 2004 by $0.7 million, similar to the $0.7 million in the fourth quarter 2003. The provision is made up primarily of demurrages and freight believed due for time lost for causes beyond the Company’s control which is disputed by the charterers concerned.

Management fees.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 the management fee for all vessels (excluding temporarily chartered-in vessels) was reduced to $15,000 per month. From the beginning of Quarter 3, 2004, the monthly fee was increased to $18,000 for all vessels except the chartered-in vessels where the fee was reduced to $12,500 per month. Management believes this is still a very competitive fee to pay for services that cover both the management of the individual vessels and of the enterprise as a whole. Management fees totaled $1.4 million during the quarter ended December 31, 2004 compared to $1.2 million for the quarter ended December 31, 2003, an increase of 13.8%, due to the increase in fees.

General and administrative expenses.

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were nearly $1.1 million during the quarter ended December 31, 2004 compared to a little over $1.1 million during the previous year quarter 2003, a decrease of 5.2% as costs were held to last year’s levels

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the new management incentive award, were $988 for the three months ended December 31, 2004 compared to $938 for the fourth quarter of 2003 and an average $843 for the year 2004, the increase being solely due to the increase in management fees. Together with the incentive award the daily overhead was $2,000 for the quarter.

Management incentive award.

In accordance with the revised management agreement between the Company and Tsakos Energy Management, its managers, $2.5 million is due an award to Tsakos Energy Management due to the success of the Company during 2004 in achieving a return on equity in excess of the target 25% for 2004.

Amortization of the deferred gain on the sale of vessels.

The Company sold two Suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for the fourth quarter of 2004, compared to $0.5 million in the fourth quarter 2003, the vessels having been sold part way through the quarter in the previous year.

Gain on sale of vessels.

The Company sold the vessel Toula Z during the fourth quarter for $45.7 million realizing a capital gain of $12.7 million which is recognized in full in the fourth quarter. There were also certain minor costs relating to the sale of the vessels Delos and Liberty earlier in the year.

Operating income.

As a result of the reasons stated above, income from vessel operations was $56.8 million during the quarter ended December 31, 2004 versus $17.5 million during the quarter ended December 31, 2003, representing a 224.6% increase.

Interest and finance costs.

Interest and finance costs were $2.4 million for the quarter ended December 31, 2004 compared to $3.5 million for the quarter ended December 31, 2003. Loan interest was $2.7 million compared to $3.3 million for Quarter 4, 2003, a 22% decrease. Total average bank loans were approximately $392.0 million for Quarter 4, 2004 compared to $481.5 million for the previous year quarter, an 18.6% decrease, and the average interest rate for the current quarter borne on the Company’s loans was approximately 2.8% compared to 2.5% for the fourth quarter of 2003. The average all-in finance cost in Quarter 4, including swap interest, was 3.17% compared to 3.18% in last year’s fourth quarter. There was a negative movement of $1.2 million (discussed below) in the fair value (mark-to-market) of the non-hedging interest rate swaps in the fourth quarter 2004 compared to $0.4 million in the fourth quarter of 2003.

Capitalized interest in the fourth quarter of 2004 was $0.9 million compared to $0.2 million in the previous year, due to the extra number of vessels under construction during the past year, and a modest increase in average interest rates.

Interest income.

Interest income was $0.4 million during the fourth quarter of 2004 and $0.1 million during the quarter ended December 31, 2003, due to higher average bank deposits and higher interest rates.

Other, net.

During the period, the Company wrote-off certain irrecoverable once-off expenses amounting nearly $0.6 million. For the fourth quarter of 2003, the Company enjoyed a recovery of costs amounting to $0.3 million.

Net income.

As a result of the foregoing, net income for the quarter ended December 31, 2004 was $54.3 million, or $2.69 per share, basic, versus $14.3 million, or $0.83 earnings per share, basic, during the quarter ended December 31, 2003, an increase of 224.1%.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1,

2006, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $75.0 million at December 31, 2004 compared to net current assets of $33.5 million as at December 31, 2003. The increase is mostly due to the increase in cash balances (including restricted cash) which, as at December 31, 2004, amounted to $118.4 million, compared to $86.8 million a year previously.

Net cash provided by operating activities was $52.3 million in the quarter ended December 31, 2004 compared to $18.6 million in the previous year, a 181.4% increase, due primarily to the significant increase in profits generated by the dynamic trading market of the quarter, during which freight rates reached record levels.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Expenditure during Quarter 4, 2004 amounted to $1.0 million, mostly relating to the preparation of the Bregen for its dry-docking in early January and some preliminary expenditure for the special survey of the Victory III, also due in early 2005. In the previous year’s quarter there was dry-docking expenditure of $1.6 million.

Net cash from investing activities was $21.1 million for the quarter ended December 31, 2004, compared to $108.5 million for the quarter ended December 31, 2003. The net funds received relate mainly to the sales proceeds of the Toula Z amounting to $44.7 million. The vessel sale resulted in a capital gain of $12.7 million and, after repayment of debt, left $23 million free cash. Installments for the ongoing new building construction programme amounted to $13.6 million, including a deposit of $8.8 million on the purchase of an existing construction contract for an Aframax being built by the Sanoyas yard of Japan, for delivery in June 2005. The total number of vessels on order as at December 31, 2004 was fifteen to be delivered between January 2005 and June 2007 with a total contract value of $766.6 million of which $114.7 million had been paid by December 31, 2004. The first vessel, the product carrier Didimon, was delivered on January 15, 2004.

An amount of $10 million which had been invested in three-year capital guaranteed cash investments was accounted for as long-tem investments although the amounts are redeemable at any time subject to a possible loss on market value.

Net cash used in financing activities was $47.0 million in the quarter ended December 31, 2004, compared to $79.7 million derived from financing activities in December 31, 2003. There were no new proceeds from new bank loans in the quarter, nor in the previous year’s quarter. On the contrary, there were repayments of $11.0 million, and a prepayment of $21.3 million relating to a portion of a major loan allocated to the Toula Z sold in Quarter 4.

No stock was repurchased at all in 2004. $0.2 million was raised in Quarter 4, 2004 from the exercise of stock options. No options were exercised within the fourth quarter of 2003.

An initial 70 cent dividend was declared for the fiscal year 2004, which was paid in Quarter 4, 2004. In total an amount of $14.1 million was paid in October 2004. Earlier in 2004 a final 50 cent dividend for the fiscal year 2003 was declared in February 2004 and was paid on April 29, 2004. The total amount paid was $8.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding decreased from $397.4 million at the beginning of the fourth quarter to $365.2 million by the end of the quarter. The debt to capital ratio was approximately 41% by December 31, 2004 (or 32% on a net of cash basis). No further interest rate swaps were arranged during the fourth quarter. Interest rate swap coverage on outstanding loans was approximately 74%.

One of the hedging swaps relating to a loan that was repaid during the year was deemed not to have been effectively re-designated and so the negative fair value of this swap, $1.2 million, which had been charged to accumulated comprehensive income/(losses), was transferred directly against income instead. By the end of January 2005, some $0.7 million of this charge had been reversed and, providing the swap is retained to the end of its life in three years as intended, all such accumulated fluctuations will return to zero. It is, however, planned to re-designate the swap as a hedging swap in the near future.